

March 22, 2013

<u>Via E-mail</u>
Mr. John Burke
Principal Accounting Officer
Alternative Energy Partners, Inc.
1365 North Courtenay Parkway, Suite A
Merritt Island, Florida 32953

      RE: **Alternative Energy Partners, Inc.**
              Form 10-K for the Year Ended July 31, 2012
              Filed December 6, 2012
              File No. 0-54325

Dear Mr. Burke:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Rufus Decker

              Rufus Decker
              Accounting Branch Chief